FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Major New Listings for 16oz TrueBlue®Blueberry Juice

Vancouver, Canada, June 18, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce that its TrueBlue® Blueberry Juice brand has now been recommended by 7-Eleven, Inc., America’s largest convenience store chain, to its stores throughout the United States.

The Company said that more than 5,300 7-Eleven® store locations will be able to purchase two flavors of the fast growing blueberry juice brand in its single serve 16 oz version. Product should be on the shelves there by the end of this Summer.

Leading Brands Senior Vice-President of Sales, Patrick Wilson said: "We are proud to be able to introduce TrueBlue® to a new spectrum of customers across the US through 7-Eleven® stores. This allows us to drive trial of our great tasting, healthy brand with a younger generation of consumers and is a very important part of the brand strategy that is working so well for us in Canada."

Mr. Wilson continued: “This is also a wonderful example of how success generated by Leading Brands in the Canadian 7-Eleven® chain translated into a listing with its much larger US counterpart. We are supporting this significant development by making TrueBlue® 16oz available to a broader cross-section of gas and convenience store accounts through a network of independent third party distributors.”

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands. Find out more about Leading Brands at www.LBIX.com.

About 7 Eleven, Inc.
7 Eleven, Inc. is the premier name and largest chain in the convenience retailing industry. Based in Dallas, Texas, 7-Eleven operates, franchises or licenses more than 7,200 7-Eleven® stores in North America. Globally, 7-Eleven operates, franchises or licenses more than 32,400 stores in 18 countries and territories. During 2006, 7-Eleven stores worldwide generated total sales of more than $44 billion. Find out more online at www.7-Eleven.com.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com